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                             September 22, 2022

       Spiro Sakiris
       Chief Financial Officer
       GBS Inc.
       WeWork c/o GBS Inc.
       142 West, 57th Street , 11th Floor
       New York, New York 10019

                                                        Re: GBS Inc.
                                                            10-K for the Fiscal
Year Ended June 30, 2022
                                                            Filed September 22,
2022
                                                            File No. 001-39825

       Dear Mr. Sakiris:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended June 30, 2022

       Item 9A. Controls and Procedures, page 50

   1. We note your disclosure that this Annual Report on Form 10-K does not include a report
                                                        of management   s
assessment regarding internal control over financial reporting due to a transition period
established by the rules of the SEC for newly public companies. Since this is your second
10-K these transition rules no longer apply. Please amend your filing to include management
s assessment of internal control and revise your Exhibit
                                                        31 certifications
accordingly. We refer you to Item 308 of Regulation S-K.
              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Spiro Sakiris
GBS Inc.
September 22, 2022
Page 2

        You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 with any questions.



FirstName LastNameSpiro Sakiris                          Sincerely,
Comapany NameGBS Inc.
                                                         Division of
Corporation Finance
September 22, 2022 Page 2                                Office of Life
Sciences
FirstName LastName